

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Via E-mail
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

> **Re: Cryoport, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **May 26, 2015**
> **File No. 333-203006**

Dear Mr. Stefanovich:

We have reviewed your registration statement and have the following comments.

General

1. We note that although you have removed the registration of your units, and related disclosure, in this amendment, your prospectus cover page states that you will be offering common stock "together with" warrants to purchase common stock. If the common stock and warrants will only be offered together, then you must register units in your offering, even if the common stock and warrants are immediately separable following this offering. Please revise to reinclude all your disclosure about your units from your previous amendment filed April 17, 2015 or supplementally explain why units do not need to be registered in this offering.

Prospectus Cover Page

2. Please revise the first sentence on your cover page to clearly identify and describe the securities being offered in this registration statement.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Tony Ippolito, Esq.
        Snell & Wilmer LLP